                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                           LAKE SHARE BANCORP., INC.
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  510702 10 3
                                  -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 510702 10 3                   13G               Page 2 of 10 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation  36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER  1,977,643 shares pursuant to the
                     5    exercise of an option; however, see Item 4 for a
     NUMBER OF            discussion of the restrictions on the exercise of
                          such option.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER  1,977,643 shares pursuant to
                     7    the exercise of an option; however, see Item 4 for a
    REPORTING             discussion of the restrictions on the exercise of
                          such option.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9          1,977,643 shares; however, the Reporting Person may be deemed to own these shares only through its ownership of an option whose exercise by the Reporting Person is restricted.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            16.6%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC CO

- ------------------------------------------------------------------------------

  CUSIP No. 510712 10 3                   13G               Page 3 of 10 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Acquisition Corporation V
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            -0-


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           Lake Shore Bancorp., Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           605 North Michigan Avenue
           Chicago, Illinois 60611

Item 2(a). Name of Person Filing:
           ---------------------

           This statement is being filed by First Chicago Corporation ("FCC") and its wholly-owned subsidiary, First Chicago Acquisition Corporation V ("FCAC"). FCAC is filing as a Reporting Person solely because its relationship with FCC may be deemed to constitute a "group" for purposes of Regulation 13D-G. Exhibit A attached hereto contains the agreement of FCC and FCAC to file joint disclosure statements on Schedule 13G.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCC and FCAC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           Both FCC and FCAC are corporations organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           510702 10 3

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(c) On November 21, 1993, FCC and FCAC entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company whereby FCC agreed to purchase all of the outstanding Shares of the Company for approximately $323 million in FCC common stock, $5 par value per share (the "FCC Common Stock"). Pursuant to the Merger Agreement, the parties have agreed that the Company will be merged with and into FCAC (the "Merger").

           The Merger Agreement provides that each share of Common of the Company will be exchanged for FCC Common Stock valued at $31.08. The exchange ratio will be determined based on the average closing price of FCC Common Stock during a 20-day period ending on the third trading date prior to the closing date of the Merger, with a minimum price of $37.00 and a maximum price of $53.00 per share.

           In order to induce FCC to enter into the Merger Agreement, the Company has granted to FCC an option (the "Option") to purchase up to 1,977,643 shares of Common, which represents 19.9 percent of the currently outstanding shares and which would represent 16.6 percent of the outstanding shares of Common assuming exercise of the Option. This Option is exercisable only upon the occurrence of certain Acquisition Events (as defined below) relating to the Company. The exercise price of the Option is $31.08 per Share.

           FCC may exercise the Option only if any of the following events (each, an "Acquisition Event") has occurred:

           (a) On or after the fifth day preceding the scheduled initial expiration date of a bona fide tender or exchange offer for 20% or more of the then outstanding shares of Common of the Company by any person, entity, corporation or group other than FCC or FCAC, or any of their respective subsidiaries (a "Person");

           (b) the execution by the Company of a letter of intent or other agreement whereby a Person would have the right to acquire control of the Company or any of its subsidiaries or all or substantially all the assets of the Company or any of its subsidiaries;

           (c) withdrawal by the Company's Board of Directors of its recommendation to its stockholders of the approval of the Merger or the acceptance by the Company's Board of Directors of, or the recommendation by the Company's Board of Directors that the Company's stockholders accept, an offer from any Person to merge or consolidate with or acquire 20% or more of the then outstanding shares of Common or all or substantially all the assets of the Company or any of its subsidiaries;

           (d) the acquisition by any Person of 20% or more of the then outstanding shares of Common; or

           (e) any of the events described in paragraphs (b) or (c) above occur within 180 days after the Merger Agreement is terminated in whole or in part because of a breach by the Company of any of the terms and provisions of the Merger Agreement.

           Additionally, the Option may not be exercised at any time that (a) either FCC or FCAC is in material breach of the Merger Agreement unless such breach is in response, or subsequent, to a material breach of the Merger Agreement by the Company or any of its subsidiaries or, (b) FCC or FCAC has not received all required regulatory approvals for such exercise. FCC will not exercise the

           Option to the extent that the aggregate number of shares of Common purchased upon exercise of the Option and the number of shares of Common as to which FCC and its affiliates, directly or indirectly, including in a fiduciary capacity, have the sole or shared power to vote or direct the vote or sole or shared power to dispose of or direct the disposition thereof exceeds 4.99% of the issued and outstanding shares of Common after giving effect to the exercise of the Option unless it has received regulatory approvals for such exercise.

           The consummation of the Merger is subject to approval of the Company's stockholders and various bank regulatory authorities.

           GIVEN THE RESTRICTIONS AND PRECONDITIONS DESCRIBED ABOVE WITH RESPECT TO THE EXERCISE OF THE OPTION BY FCC, EACH OF THE REPORTING PERSONS DISCLAIMS THAT IT BENEFICIALLY OWNS THE SHARES OF COMMON UNDERLYING SUCH OPTION FOR PURPOSES OF SECTIONS 13(D) OR 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"). THE FILING OF THIS
           SCHEDULE 13G BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS AN ADMISSION THAT SUCH PERSONS ARE, FOR THE PURPOSES OF SECTIONS 13(D) AND 13(G) OF THE ACT, THE BENEFICIAL OWNERS OF THE SHARES COVERED BY THIS SCHEDULE 13G.

           The following table sets forth certain information as to beneficial ownership of shares of Common by the Reporting Persons.

           Reporting                                   Beneficial
           Person                Common Shares          Ownership
           --------------      -----------------      -------------

                FCC            1,977,643/(1)(2)/      16.6%/(3)(4)/

                FCAC           -0-                    -0-/(5)/

       (1) FCC does not hold these shares of Common directly but has an Option to purchase such shares. The exercise of such Option is conditioned upon certain events as described above.

       (2) This figure does not include 142,791 shares of Common which are held solely in a fiduciary capacity by various banking subsidiaries of FCC. FCC may be deemed to be the beneficial owner of such shares solely through ownership of such banking subsidiaries. FCC disclaims any ownership of such shares of Common held by such banking subsidiaries as fiduciaries. The breakdown of such holdings by the FCC banking subsidiaries is as follows:

                        Total Shares
                         of Common
                        Deemed to be     Full     Shared       Full         Shared
Name of Bank/           Beneficially    Voting    Voting    Disposition  Disposition
Trust Company               Owned     Authority  Authority   Authority    Authority
- ----------------------  ------------  ---------  ---------  -----------  -----------
The First National        134,566      134,566       0        133,735        831
  Bank of Chicago

American National Bank      8,225        8,225       0          8,225          0
  and Trust Company
  of Chicago

         (3) FCC will have sole power to vote and dispose of the shares of Common issuable upon the exercise of the Option.

         (4) Assumes 9,937,907 shares of Common issued and outstanding and the exercise of the Option held by FCC into 1,977,643 shares. FCC may be deemed to own shares representing 17.8% of the outstanding shares if the shares held as a fiduciary by FCC's banking subsidiaries are attributed to FCC and assuming exercise of the Option. As noted above, FCC disclaims beneficial ownership of the shares of Common held in a fiduciary capacity by its banking subsidiaries.

         (5) None. FCAC is filing as a Reporting Person since it may be deemed to constitute a "group" with FCC.

Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         See Item 3.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         Not applicable.

Disclaimer
- ----------

   First Chicago Corporation expressly declares that the filing of this statement shall not be construed as an admission that First Chicago Corporation, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

   First Chicago Acquisition Corporation V expressly declares that the filing of this statement shall not be construed as an admission that First Chicago Acquisition Corporation V, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Signature:
- ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

                                       FIRST CHICAGO CORPORATION


                                            /s/ Robert A. Rosholt
                                       By:  _______________________
                                            Robert A. Rosholt
                                            Executive Vice President and
                                            Chief Financial Officer


                                       FIRST CHICAGO ACQUISITION
                                        CORPORATION V


                                            /s/ Robert A. Rosholt
                                       By:  _______________________
                                            Robert A. Rosholt
                                            Treasurer

                                   EXHIBIT A


                                   AGREEMENT
                                   ---------

   The undersigned hereby agree, pursuant to (S)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of Lake Shore Bancorp., Inc.

Date:  February 11, 1994

                                       FIRST CHICAGO CORPORATION


                                            /s/ Robert A. Rosholt
                                       By:  _______________________
                                            Robert A. Rosholt
                                            Executive Vice President and
                                            Chief Financial Officer


                                       FIRST CHICAGO ACQUISITION
                                        CORPORATION V


                                            /s/ Robert A. Rosholt
                                       By:  _______________________
                                            Robert A. Rosholt
                                            Treasurer